Section

MAR 02 2009

Washington, DC
104

AB
3/6

09058592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delaware Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Salus 215-255-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP.
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, Richard Salus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delaware Distributors, L.P., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of February 20 09.

Kimberly Dawn Martinac
Notary Public

Signature

SVP, Controller / Treasurer
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KIMBERLY DAWN MARTINAC, Notary Public
City of Philadelphia, Phila. County
My Commission Expires May 19, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Delaware Distributors, L.P.

We have audited the accompanying statements of financial condition of Delaware Distributors, L.P. (the Partnership) as of December 31, 2008 and 2007, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Distributors, L.P. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2009

A member firm of Ernst & Young Global Limited

Delaware Distributors, L.P.

Statements of Financial Condition

(In Thousands)

	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	**$ 14,833**	$ 20,035
Deferred dealer commissions, less accumulated amortization of $13,438 and $19,058, respectively	**8,439**	14,121
Due from affiliated mutual funds	**5,550**	8,433
Due from affiliates	**62**	76
Prepaid expenses and other assets	**226**	157
Total assets	**$ 29,110**	$ 42,822
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	**$ 698**	$ 2,274
Due to affiliates	**5,065**	6,743
Accrued salaries and related expenses	**2,060**	2,590
Total liabilities	**7,823**	11,607
Partners' capital:		
General partner	**213**	312
Limited partners	**21,074**	30,903
Total partners' capital	**21,287**	31,215
Total liabilities and partners' capital	**$ 29,110**	$ 42,822

See accompanying notes.

Delaware Distributors, L.P.

Statements of Operations

(In Thousands)

	Year Ended December 31, 2008	2007
Revenues		
Administrative fees	**$ 43,714**	$ 47,612
Distribution fees	**65,860**	77,858
Commissions and other income, net	**3,932**	5,429
Total revenues	**113,506**	130,899
Expenses		
Salaries and related expenses	**5,628**	5,391
Amortization	**11,694**	15,202
Selling, general, and administrative	**94,481**	107,520
Total expenses	**111,803**	128,113
Net income	**$ 1,703**	$ 2,786

See accompanying notes.

Delaware Distributors, L.P.

Statements of Changes in Partners' Capital

(In Thousands)

	Delaware Distributors, Inc. (General Partner)	Delaware Investment Advisers Series (Limited Partner)	Delaware Capital Management Series (Limited Partner)	Total
Percentage interest per partnership agreement	**1%**	**98%**	**1%**	**100%**
Balances as of December 31, 2006	$ 413	$ 40,493	$ 413	$ 41,319
Capital contribution – stock-based compensation	1	108	1	110
Net income for the year ended December 31, 2007	28	2,730	28	2,786
Return of capital	(130)	(12,740)	(130)	(13,000)
Balances as of December 31, 2007	312	30,591	312	31,215
Capital contribution – stock-based compensation	**4**	**347**	**4**	**355**
Net impact of stock option exercises and cancellations	–	**14**	–	**14**
Net income for the year ended December 31, 2008	**17**	**1,669**	**17**	**1,703**
Return of capital	**(120)**	**(11,760)**	**(120)**	**(12,000)**
Balances as of December 31, 2008	**$ 213**	**$ 20,861**	**$ 213**	**$ 21,287**

See accompanying notes.

Delaware Distributors, L.P.

Statements of Cash Flows

(In Thousands)

	Year Ended December 31, 2008	2007
Cash flows from operating activities		
Net income	**$ 1,703**	$ 2,786
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Stock-based compensation	**355**	110
Amortization	**11,694**	15,202
Loss on deferred dealer commissions	**135**	136
Change in assets and liabilities:		
Deferred dealer commissions	**(6,147)**	(11,185)
Due from affiliated mutual funds	**2,883**	(1,299)
Due to/due from affiliates, net	**(1,664)**	(17,383)
Prepaid expenses and other assets	**(69)**	(7)
Accounts payable and accrued liabilities	**(1,576)**	(1,041)
Accrued salaries and related expenses	**(530)**	(110)
Net cash provided by (used in) operating activities	**6,784**	(12,791)
Cash flows from financing activities		
Return of capital to Partners	**(12,000)**	(13,000)
Partners' excess tax benefit related to stock option exercises	**14**	–
Net cash used in financing activities	**(11,986)**	(13,000)
Net decrease in cash and cash equivalents	**(5,202)**	(25,791)
Cash and cash equivalents at beginning of year	**20,035**	45,826
Cash and cash equivalents at end of year	**$ 14,833**	$ 20,035

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements

December 31, 2008

(In Thousands)

1. Description of Business and Ownership and Basis of Presentation

Delaware Distributors, L.P. (the Partnership) is a registered broker-dealer and is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. (DDI) (1% General Partner), Delaware Investment Advisers Series of Delaware Management Business Trust (DIA) (98% Limited Partner), and Delaware Capital Management Series of Delaware Management Business Trust (DCM) (1% Limited Partner). DDI is a direct wholly-owned subsidiary of Delaware Investments U.S., Inc (DIUS). DIA and DCM are indirect wholly-owned subsidiaries of DIUS. DIUS is an indirect wholly-owned subsidiary of Delaware Management Holdings, Inc. (Holdings). Holdings, an indirect wholly-owned subsidiary of Lincoln National Corporation (Lincoln), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts in banks and other financial institutions and affiliated money market mutual funds.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes amounts related to contingent deferred sales charges received. Gains and losses on deferred dealer commissions are determined based on the difference between the contingent deferred sales charge received and the applicable carrying value.

2. Significant Accounting Policies (continued)

Deferred Dealer Commissions (continued)

The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at December 31, 2008 indicated that the deferred dealer commission asset is not impaired.

Revenues

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized based on contracted rates as a percentage of average daily net assets of the funds. In turn, the Partnership enters into agreements with and compensates brokers who sell the affiliated fund shares and incurs other distribution costs relating to marketing and selling fund shares, which are classified within selling, general, and administrative expenses. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution expenses.

Administrative fees are received from affiliates and are recorded as earned.

Commissions income is comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products. Other income consists of dividend income related to amounts invested in an affiliated money market mutual fund.

Stock-Based Compensation

Certain employees of the Partnership participate in the DIUS and Lincoln stock-based compensation plans. DIUS and Lincoln account for these plans in accordance with Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payments*. Accordingly, the Company recognizes compensation expense related to these plans.

The Partnership recognized $355 and $110 of expense in 2008 and 2007, respectively, related to these stock-based compensation awards.

(In Thousands)

2. Significant Accounting Policies (continued)

Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state, or local taxes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and enhances disclosures about fair value instruments. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. Effective January 1, 2008, the Partnership adopted SFAS 157. The adoption did not impact the Partnership's financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument-by-instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any up-front costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and

(In Thousands)

2. Significant Accounting Policies (continued)

Adoption of New Accounting Pronouncements (continued)

liabilities. At the effective date, the fair value option may be elected for eligible items that exist on that date. Effective January 1, 2008, the Partnership adopted SFAS 159, however, the Partnership elected not to adopt the fair value option for any financial assets or liabilities that existed as of that date.

Future Adoption of New Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, the Partnership did not apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities within the scope of FSP 157-2. As of January 1, 2009, the deferral from FSP 157-2 will no longer be effective. The Partnership will apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities beginning on January 1, 2009 and does not expect the application to have a material impact on its financial condition or results of operations.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

	December 31	
	2008	**2007**
Net capital	**$ 6,679**	$ 8,064
Required net capital	**$ 522**	$ 774
Ratio of aggregate indebtedness to net capital	**1.17 to 1**	1.44 to 1

(In Thousands)

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 7.5% of a participant's eligible compensation, subject to Internal Revenue Service limitations. Expense related to the plan totaled $373 and $317 in 2008 and 2007, respectively.

The Partnership participates in a 401(k) plan sponsored by Holdings. The Partnership makes matching contributions equal to 50% of each participant's pre-tax contribution, not to exceed 6% of eligible compensation. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution. The amount of discretionary contribution varies according to whether certain performance-based criteria are met as determined by the Compensation Committee of Lincoln's Board of Directors. Expense related to the 401(k) plan totaled $91 and $176 in 2008 and 2007, respectively.

Deferred Compensation Plan

Certain employees of the Partnership participate in a nonqualified, unfunded deferred compensation plan sponsored by Lincoln. Plan participants may elect to defer payments of a portion of their compensation as defined by the plan. Plan participants may select from a menu of hypothetical investment options for purposes of calculating the investment return attributable to their accounts. Under the terms of the plan, the Partnership agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participant. The Partnership makes matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals when participants exceed applicable limits of the Internal Revenue Code. The amount of the Partnership's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for the Partnership totaled $57 and $60 in 2008 and 2007, respectively. These expenses reflect the Partnership's contribution obligations, as well as changes in the measurement of the Partnership's liabilities as allocated by Lincoln.

(In Thousands)

5. Contingencies

In April 2005, a lawsuit was filed against Holdings and other defendants in connection with the hiring of certain portfolio managers. The plaintiffs are seeking substantial compensatory and punitive damages. The defendants dispute the allegations and intend to defend these actions vigorously. The outcome of this matter cannot presently be determined. An unfavorable outcome could have a material effect on the results of operations and financial position of the Company in a future period.

6. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

At December 31, 2008 and 2007, the Company had investments in an affiliated money market mutual fund of $14,064 and $18,208, respectively. In 2008 and 2007, the Partnership recognized investment income of $357 and $812, respectively, relating to this investment.

The Partnership has engaged Lincoln Financial Distributors (LFD), an indirect, wholly-owned subsidiary of Lincoln, to promote the sale of affiliated mutual funds and related products through broker/dealers, financial advisors, and other financial intermediaries. Additionally, pursuant to a separate agreement, the Partnership pays a servicing fee to LFD for shares of affiliated mutual funds held by customers of affiliates. Included in selling, general, and administrative expenses are $34,287 and $40,585 related to the services provided under these agreements for the years ended December 31, 2008 and 2007, respectively.

The Partnership was charged salaries and related expenses of $311 and $339 and selling, general, and administrative expenses of $1,486 and $1,370 by affiliates for the years ended December 31, 2008 and 2007, respectively, for services provided by employees of affiliates.

The Partnership allocates certain salaries and related expenses to affiliated companies for services provided by the Partnership's employees. Costs allocated, presented as a reduction of salaries and related expenses, to affiliates were $452 and $763 in 2008 and 2007, respectively.

Supplemental Information

Delaware Distributors, L.P.

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

(In Thousands)

Net capital	
Total partnership capital	$ 21,287
Deductions:	
Total nonallowable assets	14,278
Security haircuts	330
Net capital	$ 6,679
Aggregate indebtedness	
Items included in Statement of Financial Condition:	
Total liabilities	$ 7,823
Total aggregate indebtedness	$ 7,823
Computation of basic net capital requirement	
Minimum net capital required	$ 522
Excess net capital	$ 6,157
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 5,897
Ratio: Aggregate indebtedness to net capital	1.17 to 1
Reconciliation with Partnership's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2008)	
Net capital, as reported in Partnership's Part IIA Focus Report (unaudited)	$ 6,679
Net capital as calculated above	6,679
Difference	$ –

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited December 31, 2008 Part IIA Focus Filing.

Delaware Distributors, L.P.

Schedule II—Statement Regarding Rule 15c3-3

December 31, 2008

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.

Ernst & Young

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Partners of
Delaware Distributors, L.P.

In planning and performing our audit of the financial statements of Delaware Distributors, L.P. (the Partnership), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2009

A member firm of Ernst & Young Global Limited

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Delaware Distributors, L.P.
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0809-0981197-PH